Exhibit 99.2

China Biologic Second Quarter 2020 Financial Results

Second Quarter 2020 Financial Performance

Total sales in the second quarter of 2020 decreased by 18.1% in USD terms, or 14.9% in RMB terms, to $111.1 million from $135.7 million in the same quarter of 2019.

Total sales for biopharmaceutical products decreased by 20.3% in USD terms, or 17.1% in RMB terms, to $97.5 million in the second quarter of 2020 from $122.3 million in the same quarter of 2019, mainly because of decreases in sales of IVIG, albumin, coagulation factor and placenta polypeptide products. For plasma products, total sales in the second quarter of 2020 decreased by 16.2% in USD terms, or 12.8% in RMB terms, to $93.0 million from $111.0 million in the same quarter of 2019.

Revenue from IVIG products decreased by 37.2% in USD terms, or 34.5% in RMB terms, from $27.4 million in the second quarter of 2019 to $17.2 million in the second quarter of 2020, mainly because hospitals and distributors reduced their purchase volume as they stocked higher-than-normal IVIG inventory during the COVID-19 outbreak in the first quarter. The sales volume of IVIG products decreased by 33.1% during this quarter over the same period of last year. The average price decreased by 5.8% in USD terms and 2.1% in RMB terms in the second quarter of 2020 compared to the same quarter of 2019, mainly because the Company charged lower prices to certain distributors to enhance its sales volume.

Revenue from human albumin decreased by 13.3% in USD terms, or 9.8% in RMB terms, to $42.4 million in the second quarter of 2020, from $48.9 million in the second quarter of 2019, primarily due to decreased sales in the distributor and pharmacy channels. The sales volume of human albumin products decreased by 9.5% in the second quarter of 2020 over same quarter last year. The average price decreased by 4.2% in USD terms and 0.4% in RMB terms in the second quarter of 2020 compared to the same quarter of 2019.

In the second quarter of 2020, IVIG and human albumin products remained the Company’s two largest sales contributors. As a percentage of total sales, sales of IVIG and human albumin products were 15.5% and 38.2%, respectively, in the second quarter of 2020.

Revenue from other immunoglobulin products increased by 8.9% in USD terms, or 13.3% in RMB terms in the second quarter of 2020 compared to the same quarter of 2019, representing 18.6% of total sales as compared to 14.0% of total sales in the same quarter of 2019.

Revenue from other plasma products decreased by 19.1% in USD terms, or 15.8% in RMB terms, in the second quarter of 2020 compared to the same quarter of 2019, mainly because of a decline in sales of human fibrinogen products, representing 11.4% of total sales in the second quarter of 2020 compared to 11.5% of total sales in the same quarter of 2019.

Revenue from placenta polypeptide products decreased by 60.2% in USD terms, or 59.0% in RMB terms in the second quarter of 2020 as compared to the same quarter of 2019, accounting for 4.1% of total sales compared to 8.3% of total sales in the same quarter of 2019. The main reason for this decrease was that this product was included in the drug lists for monitoring and prescription control in many regions, which put a downward pressure on its sales volume.

Total sales for biomaterial products in the second quarter of 2020 increased by 1.5% in USD terms, or 5.1% in RMB terms, to $13.6 million from $13.4 million in the same quarter of 2019, accounting for 12.2% of total sales compared to 9.9% of total sales in the same quarter of 2019. The increase was mainly due to an increase in sales of artificial dura mater products.

Cost of sales decreased by 22.5% to $34.7 million in the second quarter of 2020 from $44.8 million in the same quarter of 2019. As a percentage of total sales, cost of sales decreased to 31.2% in the second quarter of 2020 from 33.0% in the same quarter of 2019, as a combined result of lower overhead costs in Shandong Taibang’s new facility after a nearly two-year run-in period, lower proportion of products made from the higher-cost outsourced plasma, and higher percentages of higher-margin dura mater products in total sales.

Gross profit decreased by 16.0% to $76.4 million in the second quarter of 2020 from $90.9 million in the same quarter of 2019. Gross margin was 68.8% and 67.0% in the second quarter of 2020 and 2019, respectively.

Total operating expenses in the second quarter of 2020 decreased by $9.0 million, or 21.1%, to $33.7 million from $42.7 million in the same quarter of 2019. This decrease mainly consisted of an $11.2 million decrease in selling expenses, which was partly offset by a $1.8 million increase in general and administrative expenses and a $0.4 million increase in research and development expenses. As a percentage of total sales, total operating expenses decreased to 30.3% in the second quarter of 2020 from 31.5% in the same quarter of 2019.

Selling expenses in the second quarter of 2020 decreased by $11.2 million, or 43.8%, to $14.4 million from $25.6 million for the same quarter of 2019. As a percentage of total sales, selling expenses decreased to 13.0% in the second quarter of 2020 from 18.9% in the same quarter of 2019. The decrease was primarily due to a decrease in marketing and promotion expenses related to placenta polypeptide products, whose sales decreased significantly in the second quarter of 2020.

General and administrative expenses increased by $1.8 million, or 12.2%, to $16.5 million in the second quarter of 2020, from $14.7 million in the same quarter of 2019. As a percentage of total sales, general and administrative expenses increased to 14.9% in the second quarter of 2020 compared to 10.8% in the same quarter of 2019. The increase was mainly because of a one-time reversal of an allowance for doubtful accounts receivable of $1.8 million during the second quarter of 2019.

Research and development expenses in the second quarter of 2020 increased by $0.4 million, or 16.7%, to $2.8 million from $2.4 million in the same quarter of 2019. As a percentage of total sales, research and development expenses increased to 2.5% in the second quarter of 2020 from 1.8% in the same quarter of 2019.

Income from operations in the second quarter of 2020 decreased by 11.4% in USD terms, or 7.9% in RMB terms, to $42.7 million from $48.2 million in the same quarter of 2019. Operating margin increased to 38.4% in the second quarter of 2020 from 35.5% in the same quarter of 2019.

Income tax expense in the second quarter of 2020 was $6.6 million, compared to $8.2 million in the same quarter of 2019. The effective income tax rate was 14.0% and 14.4% for the second quarter of 2020 and 2019, respectively.

Net income attributable to the Company decreased by 14.2% in USD terms, or 10.9% in RMB terms, to $35.7 million in the second quarter of 2020 from $41.6 million in the same quarter of 2019. Net margin increased to 32.1% in the second quarter of 2020 from 30.7% in the same quarter of 2019. Diluted earnings per share decreased to $0.91 in the second quarter of 2020 as compared to $1.06 in the same quarter of 2019.

Non-GAAP adjusted income from operations decreased by 9.3% in USD terms or 5.8% in RMB terms to $51.4 million in the second quarter of 2020 from $56.7 million in the same quarter of 2019.

Non-GAAP adjusted net income attributable to the Company decreased by 10.9% in USD terms, or 7.2% in RMB terms, to $43.4 million in the second quarter of 2020 from $48.7 million in the same quarter of 2019. Non-GAAP net margin increased to 39.1% in the second quarter of 2020 compared to 35.9% in the same quarter of 2019. Non-GAAP adjusted earnings per diluted share decreased to $1.11 in the second quarter of 2020 as compared to $1.24 in the same quarter of 2019.

Non-GAAP adjusted income from operations for the second quarter of 2020 excludes $6.7 million in non-cash employee share-based compensation expenses, and $2.0 million in amortization expenses of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and earnings per diluted share for the second quarter of 2020 exclude $6.1 million in non-cash employee share-based compensation expenses, and $1.6 million in amortization expenses of intangible assets and land use rights related to the acquisition of TianXinFu.

First Half 2020 Financial Performance

Total sales in the first half of 2020 increased by 3.1% in USD terms, or 6.7% in RMB terms, to $273.7 million from $265.5 million in the same period of 2019.

Total sales for plasma products increased by 10.5% in USD terms, or 14.3% in RMB terms, to $242.8 million from $219.8 million in the same period of 2019, mainly because of an increase in sales of IVIG products, which was partly offset by a decrease in sales of albumin products. During the first half of 2020, human albumin and IVIG products remained the Company’s two largest sales contributors, accounting for 30.7% and 34.9%, respectively, of total sales.

Total sales for placenta polypeptide decreased by 59.3% in USD terms, or 57.7% in RMB terms, to $7.7 million from $18.9 million in the same period of 2019. Combining plasma products and placenta polypeptide products, total sales for biopharmaceutical products increased by 4.9% in USD terms, or 8.6% in RMB terms, to $250.5 million from $238.7 million in the same period of 2019.

Total sales for biomaterial products in the first half of 2020 decreased by 13.1% in USD terms, or 10.1% in RMB terms, to $23.2 million from $26.7 million in the same period of 2019, mainly as a result of decreased sales of artificial dura mater products.

Cost of sales increased by 8.2% to $96.3 million in the first half of 2020 from $89.0 million in the same period of 2019. As a percentage of total sales, cost of sales increased to 35.2% from 33.5% in the same period of 2019, mainly because of lower percentages of higher-margin placenta polypeptide and dura mater products in total sales.

Gross profit increased by 0.5% to $177.4 million in the first half of 2020 from $176.5 million in the same period of 2019. Gross margin was 64.8% and 66.5% in the first half of 2020 and 2019, respectively.

Total operating expenses in the first half of 2020 decreased by $17.7 million, or 21.0%, to $66.7 million from $84.4 million in the same period of 2019. This decrease mainly consisted of a decrease of $15.5 million in selling expenses, a decrease of $2.0 million in general and administrative expenses and a decrease of $0.2 million in research and development expenses. As a percentage of total sales, total operating expenses decreased to 24.4% in the first half of 2020 from 31.8% in the same period of 2019.

Income from operations in the first half of 2020 increased by 20.2% in USD terms, or 24.4% in RMB terms, to $110.7 million from $92.1 million in the same period of 2019. Operating margin increased to 40.4% in the first half of 2020 from 34.7% in the same period of 2019.

Income tax expense in the first half of 2020 was $18.2 million compared to $16.1 million in the same period of 2019. The effective income tax rate was 15.0% and 14.7% for the first half of 2020 and 2019, respectively.

Net income attributable to the Company increased by 12.4% in USD terms, or 16.1% in RMB terms, to $89.1 million in the first half of 2020 from $79.3 million in the same period of 2019. Net margin increased to 32.6% in the first half of 2020 from 29.9% in the same period of 2019. Diluted earnings per share increased to $2.27 in the first half of 2020 compared to $2.01 in the same period of 2019.

Non-GAAP adjusted income from operations increased by 17.8% in USD terms, or 21.9% in RMB terms, to $128.3 million in the first half of 2020 from $108.9 million in the same period of 2019.

Non-GAAP adjusted net income attributable to the Company increased by 12.4% in USD terms and 16.3% in RMB terms, to $104.8 million in the first half of 2020 from $93.2 million in the same period of 2019. Non-GAAP net margin increased to 38.3% in the first half of 2020 from 35.1% in the same period of 2019. Non-GAAP adjusted earnings per diluted share increased to $2.67 in the first half of 2020 from $2.36 in the same period of 2019.

Non-GAAP adjusted income from operations for the first half of 2020 excludes $13.6 million in non-cash employee share-based compensation expenses, and $4.0 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and earnings per diluted share for the first half of 2020 exclude $12.4 million in non-cash employee share-based compensation expenses, and $3.3 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

As of June 30, 2020, the Company had $545.1 million in cash on hand and demand deposits, $21.0 million in time deposits, and $474.9 million in short term investments.

Net cash provided by operating activities for the first half of 2020 was $135.5 million as compared to $94.2 million for the same period of 2019. The increase of $41.3 million in net cash provided by operating activities was mainly because of a decrease in inventories and an increase in net income compared to the same period of 2019, which was partly offset by an increase in accounts receivable.

Inventories decreased by $22.0 million in the first half of 2020, compared with an increase of $3.9 million in the same period of 2019. The decrease of inventory in the first half of 2020 was primarily because of a significant decline in raw material plasma as all plasma collection stations of the Company were closed for over one month during the COVID-19 outbreak. The decrease of inventory in the first half of 2020 was also because of the high sales volume of IVIG products during this period, which cleaned up the high IVIG inventory as of the end of year 2019.

Accounts receivable increased by $16.9 million during the first half of 2020 as compared to an increase of $15.2 million during the same period of 2019, largely in line with the increase in sales revenue. Accounts receivable turnover days for plasma products were shortened to 76 days during the first half of 2020 from 102 days during the same period of 2019, reflecting the Company’s ongoing efforts to shorten credit terms of some of its distributors and increased collection efforts to control credit exposure.

Net cash provided by investing activities for the first half of 2020 was $256.1 million as compared to net cash used in investing activities of $117.5 million for the same period of 2019. During the first half of 2020, the Company paid $7.1 million for the acquisition of property, plant and equipment, intangible assets and land use rights, and the Company also purchased time deposits and short term investments in an amount of $1,538.9 million. This was partly offset by the maturity value of time deposits and short term investments of $1,802.0 million. Net cash used in investing activities in the first half of 2019 mainly consisted of payment of $1,265.0 million for the purchase of time deposits and short term investments, and payment of $15.1 million for the acquisition of property, plant and equipment, intangible assets and land use rights, which was partly offset by the maturity value of $1,162.7 million of time deposits and short term investments.

Net cash used in financing activities for the first half of 2020 was $7.0 million as compared to $114.9 million for the same period of 2019. During the first half of 2020, subsidiaries of the Company paid dividend of $7.3 million to the non-controlling interest shareholders, which was partly offset by a proceed of $0.3 million from stock options exercised. Net cash used in financing activities for the first half of 2019 mainly included a remittance of $110.0 million to an investment bank by the Company to execute the previously approved share repurchase program on behalf of the Company.

Non-GAAP Disclosure

This management’s discussion and analysis of the financial results (this “MD&A”) contains non-GAAP financial measures that exclude non-cash compensation expenses related to restricted shares and restricted share units granted to employees and directors under the Company’s Equity Incentive Plans and amortization of acquired intangible assets and land use rights. To supplement the Company’s unaudited consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this MD&A. The Company’s management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying this MD&A. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this MD&A contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

(Financial statements on the following pages)

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended		For the Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	USD	USD	USD	USD
Sales:	111,112,381	135,696,199	273,703,774	265,480,266
Plasma products:
Human Albumin	42,425,977	48,909,671	83,922,761	105,722,460
Immunoglobulin products:
Human Immunoglobulin for Intravenous Injection	17,245,114	27,378,416	95,455,143	56,422,596
Other Immunoglobulin products	20,732,209	19,025,521	34,287,223	32,114,741
Others	12,668,424	15,639,597	29,145,538	25,509,605
Placenta Polypeptide	4,459,116	11,314,880	7,738,081	18,973,870
Biopharmaceutical products	97,530,840	122,268,085	250,548,746	238,743,272
Artificial Dura Mater	12,954,955	12,567,201	21,999,370	24,881,234
Others	626,586	860,913	1,155,658	1,855,760
Biomaterial products	13,581,541	13,428,114	23,155,028	26,736,994

Cost of sales	34,738,039	44,793,259	96,340,432	89,033,704
Gross profit	76,374,342	90,902,940	177,363,342	176,446,562

Operating expenses
Selling expenses	14,413,905	25,642,174	28,874,015	44,370,433
General and administrative expenses	16,440,301	14,658,433	33,201,414	35,255,993
Research and development expenses	2,828,602	2,431,379	4,571,144	4,762,204
Income from operations	42,691,534	48,170,954	110,716,769	92,057,932

Other income (expenses)
Equity in (loss)/income of an equity method investee	(555,499)	851,981	(1,341,679)	1,445,011
Interest expense	(73,866)	(125,032)	(178,768)	(188,809)
Interest income	2,687,216	5,920,033	7,216,217	12,445,872
Other income, net	2,406,844	1,981,106	4,601,284	3,581,482
Total other income, net	4,464,695	8,628,088	10,297,054	17,283,556

Income before income tax expense	47,156,229	56,799,042	121,013,823	109,341,488

Income tax expense	6,596,604	8,161,639	18,219,525	16,080,081

Net income	40,559,625	48,637,403	102,794,298	93,261,407

Less: Net income attributable to noncontrolling interest	4,877,900	6,990,249	13,728,164	13,922,146

Net income attributable to China Biologic Products Holdings, Inc.	35,681,725	41,647,154	89,066,134	79,339,261

Earnings per share of ordinary share:
Basic	0.92	1.07	2.29	2.01
Diluted	0.91	1.06	2.27	2.01
Weighted average shares used in computation:
Basic	38,519,992	38,496,323	38,513,676	38,911,830
Diluted	38,962,048	38,586,250	38,964,735	39,003,195

Net income	40,559,625	48,637,403	102,794,298	93,261,407

Other comprehensive income/(losses):
Foreign currency translation adjustment, net of nil income taxes	1,059,428	(27,689,871)	(20,122,049)	(3,373,450)

Comprehensive income	41,619,053	20,947,532	82,672,249	89,887,957

Less: Comprehensive income attributable to noncontrolling interest	4,936,485	3,369,049	12,652,531	12,121,308

Comprehensive income attributable to China Biologic Products Holdings, Inc.	36,682,568	17,578,483	70,019,718	77,766,649

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2020	December 31, 2019
	USD	USD
ASSETS
Current Assets
Cash and cash equivalents	545,137,430	161,750,425
Time deposits	20,967,792	497,676,069
Short term investments	474,864,844	267,830,790
Accounts receivable, net of allowance for doubtful accounts	114,636,338	100,270,436
Inventories	225,577,753	250,728,260
Prepayments and other current assets	21,335,033	21,469,418
Total Current Assets	1,402,519,190	1,299,725,398

Property, plant and equipment, net	172,368,672	177,596,563
Intangible assets, net	39,516,491	44,068,061
Land use rights, net	28,260,837	28,458,944
Equity method investment	15,151,878	16,725,513
Long term equity investments	10,812,893	10,812,893
Loan receivable	35,122,650	35,642,340
Goodwill	304,011,108	308,509,397
Other non-current assets	16,660,772	16,319,388
Total Assets	2,024,424,491	1,937,858,497

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	9,354,604	6,262,256
Income tax payable	14,176,278	13,303,085
Other payables and accrued expenses	100,370,255	99,743,350
Total Current Liabilities	123,901,137	119,308,691

Deferred income	2,031,352	2,300,428
Non-current income tax payable	22,284,072	24,905,728
Other liabilities	17,121,948	16,491,793
Total Liabilities	165,338,509	163,006,640

Shareholders’ Equity
Ordinary share:
par value $0.0001; 100,000,000 shares authorized; 42,034,809 and 41,910,701 shares issued at June 30, 2020 and December 31, 2019, respectively; 38,583,877 and 38,459,769 shares outstanding at June 30, 2020 and December 31, 2019, respectively	4,203	4,191
Additional paid-in capital	1,172,202,322	1,158,274,206
Treasury share: 3,450,932 shares at June 30, 2020 and 3,450,932 at December 31, 2019, respectively, at cost	(167,432,883)	(167,432,883)
Retained earnings	862,356,620	773,290,486
Accumulated other comprehensive losses	(87,467,824)	(68,421,408)
Total equity attributable to China Biologic Products Holdings, Inc.	1,779,662,438	1,695,714,592

Noncontrolling interest	79,423,544	79,137,265

Total Shareholders’ Equity	1,859,085,982	1,774,851,857

Commitments and contingencies	-	-

Total Liabilities and Shareholders’ Equity	2,024,424,491	1,937,858,497

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	June 30, 2020	June 30, 2019
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	102,794,298	93,261,407
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,264,084	7,983,092
Amortization	4,939,901	4,527,682
Loss on disposal of property, plant and equipment	10,096	82,137
Fair value changes of short term investments	(1,529,697)	(2,288,576)
Allowance for doubtful accounts - accounts receivable	495,274	430,927
Reversal of doubtful accounts - prepayments and other receivables	(2,897)	(19,560)
Deferred income tax benefit	(811,372)	(2,054,341)
Share-based compensation	13,627,693	12,791,884
Equity in loss/(income) of an equity method investee	1,341,679	(1,445,011)
Change in operating assets and liabilities:
Accounts receivable	(16,872,471)	(15,232,984)
Inventories	21,983,643	(3,923,388)
Prepayments and other current assets	1,370,615	2,687
Accounts payable	3,207,773	(4,500,433)
Income tax payable	1,075,245	3,558,375
Other payables and accrued expenses	(1,565,206)	3,297,026
Deferred income	(237,335)	(245,956)
Non-current income tax payable	(2,621,656)	(1,993,310)
Net cash provided by operating activities	135,469,667	94,231,658

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of time deposits	(651,415,200)	(908,002,883)
Proceeds from maturity of time deposits	1,127,127,492	920,485,867
Purchase of short term investments	(887,512,817)	(357,025,912)
Proceeds from maturity of short term investments	674,903,547	242,169,502
Payment for property, plant and equipment	(6,370,158)	(12,731,955)
Payment for intangible assets and land use rights	(682,739)	(2,385,371)
Proceeds from disposal of property, plant and equipment	3,381	1,907
Net cash provided by/(used in) investing activities	256,053,506	(117,488,845)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	300,435	237,231
Payment to an investment bank for share repurchase	-	(110,042,776)
Dividend paid by subsidiaries to noncontrolling interest shareholders	(7,302,864)	(5,062,353)
Net cash used in financing activities	(7,002,429)	(114,867,898)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,133,739)	1,695,609

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	383,387,005	(136,429,476)

Cash and cash equivalents at beginning of period	161,750,425	338,880,559

Cash and cash equivalents at end of period	545,137,430	202,451,083

Supplemental cash flow information
Cash paid for income taxes	20,413,869	16,812,861
Noncash investing and financing activities:
Acquisition of property, plant and equipment included in payables	410,228	2,226,126
Set-off loan receivable against accounts payable	-	2,160,070
Share repurchase using the prepayment to an investment bank	-	110,965,013
Land use right acquired with prepayments made in prior periods	-	2,689,467

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	For the Three Months Ended
	June 30,	June 30,
	2020	2019
	USD	USD
Income from Operations	42,691,534	48,170,954
Non-cash employee share-based compensation	6,696,075	6,485,917
Amortization of acquired intangible assets and land use rights	1,982,058	2,036,171
Adjusted Income from Operations - Non GAAP	51,369,667	56,693,042

Net Income Attributable to the Company	35,681,725	41,647,154
Non-cash employee share-based compensation	6,073,233	5,630,041
Amortization of acquired intangible assets and land use rights	1,684,749	1,384,596
Adjusted Net Income Attributable to the Company - Non GAAP	43,439,707	48,661,791
Diluted EPS - Non GAAP	1.11	1.24

Weighted average number of shares used in computation of Non GAAP diluted EPS	38,962,048	38,586,250

	For the Six Months Ended
	June 30,	June 30,
	2020	2019
	USD	USD
Income from Operations	110,716,769	92,057,932
Non-cash employee share-based compensation	13,627,693	12,791,884
Amortization of acquired intangible assets and land use rights	3,971,631	4,091,203
Adjusted Income from Operations - Non GAAP	128,316,093	108,941,019

Net Income Attributable to the Company	89,066,134	79,339,261
Non-cash employee share-based compensation	12,356,026	11,080,132
Amortization of acquired intangible assets and land use rights	3,375,886	2,782,018
Adjusted Net Income Attributable to the Company - Non GAAP	104,798,046	93,201,411
Diluted EPS - Non GAAP	2.67	2.36

Weighted average number of shares used in computation of Non GAAP diluted EPS	38,964,735	39,003,195